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June 6, 2002

VIA EDGAR

Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Variable Account I of AIG Life Insurance Company ("Registrant") Ovation Access Variable Annuity
        Form N-4 under the Securities Act of 1933, as amended (the "1933 Act")
           and the Investment Company Act of 1940 ("1940 Act")
        File Nos. 333-31972 and 811-5301, declared effective: July 6, 2000 AMENDED EDGAR Submission Type RW Withdrawal Request
        Withdrawal of Registration Statement after Effectiveness Pursuant to Rule 477 of the 1933 Act

Ladies and Gentlemen:

We are filing this AMENDED Type RW Withdrawal Request solely to correct the date on which the above-referenced registration statement was declared effective from that which appeared on our original Type RW Withdrawal Request filed on May 24, 2002. The correct effective date of the registration statement is July 6, 2000.

Pursuant to Rule 477 of the 1933 Act, the Registrant, a separate account of AIG Life Insurance Company, hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's registration statement on Form N-4 (File Nos. 333-31972 and 811-5301), filed with the Commission on March 8, 2000 and declared effective July 6, 2000, along with any amendments or exhibits filed thereto (the "Registration Statement").

The Ovation Access Variable Annuity (the "Product"), was not marketed and no securities were sold in the offering. The Registration Statement was updated on an annual basis because the business people involved were hopeful that pricing issues could be resolved and the Product could be sold to the public. However, this year all products have been reviewed as a result of acquisitions within the American International Group, Inc. family of companies. The product review confirmed that this Product was not compatible with the products offered by a newly-affiliated sister company. Therefore, the Registrant determined not to proceed with the sale of the securities covered by the Registration Statement.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Sincerely,

/s/ ROBERT B. SAGINAW

Robert B. Saginaw
Assistant General Counsel